15.


06013539

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Acerita

*CURRENT ADDRESS

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3769 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐		AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐		SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐			

OICF/BY: dlw

DAT : 5/18/06

82-3769

RECEIVED
2006 MAY 15 P 12:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

(A free translation of the original in Portuguese)

Acesita S.A. (Parent Company) and Acesita S.A. and its Subsidiaries (Consolidated)

Financial Statements at December 31, 2005 and 2004 and Report of Independent Auditors

AR/S
12-31-05



PricewaterhouseCoopers
Rua dos Inconfidentes, 1190 9º
30140-120 Belo Horizonte, MG - Brasil
Caixa Postal 289
Telefone (31) 3269-1500
Fax (31) 3261-6950
www.pwc.com/br

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders
Acesita S.A.

1 We have audited the accompanying balance sheets of Acesita S.A. (parent company) and of Acesita S.A. and its subsidiaries (consolidated) as of December 31, 2005 and 2004 and the related statements of income, of changes in stockholders' equity and of changes in financial position of Acesita S.A. (parent company), as well as the related consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Acesita S.A. (parent company) and of Acesita S.A. and its subsidiaries (consolidated) at December 31, 2005 and 2004, and the results of operations, the changes in stockholders' equity and of changes in financial position of Acesita S.A. (parent company), as well as the consolidated results of operations and of changes in financial position for the years then ended, in accordance with accounting practices adopted in Brazil.

PRICEWATERHOUSECOOPERS

Acesita S.A.

4 Our audits were conducted for the purpose of forming an opinion on the basic financial statements referred to in the first paragraph, taken as whole. The statements of cash flows and of added value are presented for purposes of additional analysis and are not a required part of the basic financial statements. The statements of cash flows and of added value for the years ended December 31, 2005 and 2004 have been subjected to the auditing procedures described in the second paragraph and, in our opinion, are fairly presented in all material respects in relation to the financial statements taken as a whole.

Belo Horizonte, February 10, 2006 (except for Note 24 (b), which is dated March 13, 2006)

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Contador CRC 1RS044214/O-9 "S" MG

(A free translation of the original in Portuguese)

Acesita S.A. (Parent Company) and Acesita S.A. and its Subsidiaries (Consolidated)

Balance Sheets at December 31
In thousands of reais

ASSETS

	Consolidated		Parent company	
	2005	2004	2005	2004
CURRENT ASSETS				
Cash and cash equivalents	384,065	477,847	309,189	334,563
Accounts receivable	324,012	431,389	362,503	494,324
Inventories	553,611	566,796	497,882	500,717
Taxes and contributions	74,267	38,708	70,089	32,067
Dividends receivable	-	-	-	2,890
Notes receivable	33,886	21,885	33,886	21,885
Other	37,507	21,479	35,391	16,594
	1,407,348	1,558,104	1,308,940	1,403,040
LONG-TERM RECEIVABLES				
Subsidiary companies	-	-	96,973	130,725
Notes receivable	22,591	43,769	22,591	43,769
Taxes and contributions	232,866	251,875	205,373	244,098
Judicial deposits	143,749	131,148	140,239	127,642
Other	37,990	39,408	37,569	39,612
	437,196	466,200	502,745	585,846
PERMANENT ASSETS				
Investments	5,999	6,004	185,499	170,132
Property, plant and equipment	2,400,443	1,805,845	2,255,435	1,691,985
Deferred charges	9,843	15,306	-	-
	2,416,285	1,827,155	2,440,934	1,862,117
Total assets	4,260,829	3,851,459	4,252,619	3,851,003

Acesita S.A. (Parent Company) and Acesita S.A. and its Subsidiaries (Consolidated)

Balance Sheets at December 31

In thousands of reais **(continued)**

LIABILITIES AND STOCKHOLDERS' EQUITY

	Consolidated		Parent company	
	2005	**2004**	**2005**	**2004**
CURRENT LIABILITIES				
Financing	379,086	539,472	371,870	537,144
Suppliers				
Local	131,230	187,041	124,952	174,626
Foreign	241,675	48,953	241,472	48,728
Salaries and social charges	66,510	56,712	61,641	52,300
Taxes and contributions	54,071	49,142	52,529	44,607
Dividends and interest on capital payable	92,407	184,139	92,407	184,139
Subsidiary companies	-	-	3,697	-
Other	24,697	32,747	16,318	22,312
	989,676	1,098,206	964,886	1,063,856
LONG-TERM LIABILITIES				
Financing	434,051	872,219	433,217	871,014
Taxes and contributions	385,957	196,365	361,157	196,365
Taxes and contributions in litigation	66,510	102,680	64,914	101,091
Subsidiary companies	-	-	4,660	5,285
Provision for contingencies	68,346	64,960	65,270	62,712
Other	48	6,158	32,421	27,872
	954,912	1,242,382	961,639	1,264,339
STOCKHOLDERS' EQUITY				
Capital	901,921	901,921	901,921	901,921
Capital reserve	3,948	3,948	3,948	3,948
Revaluation reserve	771,942	411,047	771,942	411,047
Revenue reserves	648,283	205,892	648,283	205,892
Accumulated losses	(9,853)	(11,937)	-	-
	2,316,241	1,510,871	2,326,094	1,522,808
Total liabilities and stockholders' equity	4,260,829	3,851,459	4,252,619	3,851,003

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

Acesita S.A. (Parent Company) and Acesita S.A. and its Subsidiaries (Consolidated)

Statements of Income
Years Ended December 31
In thousands of reais, except net income per share

	Consolidated		Parent company	
	2005	2004	2005	2004
GROSS SALES OF PRODUCTS AND SERVICES				
Local market	2,928,723	2,756,615	2,765,162	2,690,646
Foreign market	1,011,336	1,119,960	1,047,371	1,137,185
Taxes on sales, deductions and discounts	(745,438)	(682,240)	(703,407)	(665,034)
Net sales	3,194,621	3,194,335	3,109,126	3,162,797
COST OF PRODUCTS SOLD AND SERVICES RENDERED	(2,151,866)	(1,900,699)	(2,141,818)	(1,966,289)
Gross profit	1,042,755	1,293,636	967,308	1,196,508
OPERATING INCOME (EXPENSES)				
Selling	(185,559)	(166,330)	(152,599)	(134,777)
General and administrative, mainly salaries, social charges, depreciation and amortization	(162,515)	(131,192)	(141,325)	(114,019)
Management fees	(5,273)	(6,132)	(4,044)	(4,873)
Other operating expenses, net	(9,926)	(35,260)	(9,217)	(34,642)
Profit before financial result and investments in subsidiaries	679,482	954,722	660,123	908,197
FINANCIAL RESULT				
Financial expenses	(131,649)	(237,794)	(112,248)	(208,023)
Financial income	58,676	94,613	56,502	71,802
Monetary and foreign exchange variation, net of Swap effects	97,306	27,976	88,766	23,964
	24,333	(115,205)	33,020	(112,257)
INVESTMENTS IN OTHER COMPANIES				
Equity in the results of invested companies	-	82,212	(6,114)	121,890
Dividends and interest on capital of other investments	11,709	1,990	11,709	1,990
	11,709	84,202	5,595	123,880
Operating profit	715,524	923,719	698,738	919,820
NON-OPERATING RESULT	4,077	(70,516)	18,576	(71,427)
Income before taxation	719,601	853,203	717,314	848,393
INCOME TAX AND SOCIAL CONTRIBUTION	(128,653)	(173,829)	(128,453)	(168,197)
Net income for the year	590,948	679,374	588,861	680,196
Number of outstanding shares on the balance sheet date – thousand			74,294	74,294
Net income per share - R$			7.93	9.16

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

Acesita S.A. (Parent Company)

Statements of Changes in Stockholders' Equity
In thousands of reais

		Capital reserve	Revaluation reserve		Revenue reserves			
	Capital	Investment subsidy	Property, plant and equipment	Treasury shares	Legal	Investments and working capital	Retained earnings (accumulated losses)	Total
AT DECEMBER 31, 2003	901,921	3,948	442,724	(3,937)	-	-	(312,200)	1,032,456
Realization of revaluation reserve, net of tax effects	-	-	(31,677)	-	-	-	31,677	-
Net income for the year	-	-	-	-	-	-	680,196	680,196
Appropriation of net income								
. Setting up of reserves	-	-	-	-	19,984	189,845	(209,829)	-
. Proposed interest on capital	-	-	-	-	-	-	(59,283)	(59,283)
. Proposed dividends	-	-	-	-	-	-	(130,561)	(130,561)
AT DECEMBER 31, 2004	901,921	3,948	411,047	(3,937)	19,984	189,845	-	1,522,808
Setting up of revaluation reserve, net of tax effects	-	-	390,764	-	-	-	-	390,764
Realization of revaluation reserve, net of tax effects	-	-	(29,869)	-	-	-	29,869	-
Net income for the year	-	-	-	-	-	-	588,861	588,861
Appropriation of net income								
. Setting up of reserves	-	-	-	-	30,936	411,455	(442,391)	-
. Proposed interest on capital	-	-	-	-	-	-	(109,551)	(109,551)
. Proposed dividends	-	-	-	-	-	-	(66,788)	(66,788)
AT DECEMBER 31, 2005	901,921	3,948	771,942	(3,937)	50,920	601,300	-	2,326,094

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

Acesita S.A. (Parent Company) and Acesita S.A. and its Subsidiaries (Consolidated)

Statements of Changes in Financial Position
Years Ended December 31
In thousands of reais

	Consolidated		Parent company	
	2005	2004	2005	2004
FINANCIAL RESOURCES WERE PROVIDED BY				
Operations				
Net income for the year	590,948	679,374	588,861	680,196
Expenses (income) not affecting working capital:				
Depreciation, amortization and depletion	146,899	143,513	129,836	133,757
Long-term monetary variations and charges	(94,135)	(61,686)	(87,740)	(51,485)
Reversal of long-term and permanent asset provisions	(68,957)	(16,882)	(61,548)	(24,092)
Gains (losses) on sale of investments and property, plant and equipment	15,821	94,214	9,184	94,802
Equity in the results of subsidiaries	-	(82,212)	6,114	(121,890)
Other	(1,414)	(642)	(1,413)	736
	589,162	755,679	583,294	712,024
Third parties				
Long-term financing				
Foreign currency	5,164	168,389	5,164	167,647
Local currency	39,426	69,655	38,836	69,655
Proceeds from the sale of investments and property, plant and equipment	2,165	167,261	2,165	166,082
Dividends received and interest on capital	-	14,021	-	14,021
Transfer of securities receivable to current assets	31,330	21,885	31,330	21,885
Decrease in taxes and contributions recoverable	11,200	21,561	11,200	22,010
Credits with subsidiaries, transfers of other long-term assets to current assets and other	128	11,551	26,808	78,743
Total funds provided	678,575	1,230,002	698,797	1,252,067

Acesita S.A. (Parent Company) and Acesita S.A. and its Subsidiaries (Consolidated)

Statements of Changes in Financial Position
Years Ended December 31
In thousands of reais (continued)

	Consolidated		Parent company	
	2005	2004	2005	2004
FINANCIAL RESOURCES WERE USED FOR				
Permanent				
Investments	-	72	16,937	-
Property, plant and equipment	131,255	91,527	88,474	69,351
Deferred charges	41	-	-	-
Other				
Transfer of financing, swaps margin account and long-term debentures to current				
Foreign currency and swaps margin account	352,288	267,273	351,529	267,273
Local currency	50,592	115,010	50,362	115,010
Settlement of long-term debentures	-	35,330	-	35,330
Settlement of long-term financing	-	53,313	-	52,214
Proposed interest on capital	109,551	59,283	109,551	59,283
Proposed dividends	66,788	130,561	66,788	130,561
Other transfers to current and others	10,286	20,358	10,286	16,899
Total funds used	720,801	772,727	693,927	745,921
Increase (decrease) in working capital	(42,226)	457,275	4,870	506,146
Current assets				
At the end of the year	1,407,348	1,558,104	1,308,940	1,403,040
At the beginning of the year	1,558,104	1,233,614	1,403,040	1,053,227
	(150,756)	324,490	(94,100)	349,813
Current liabilities				
At the end of the year	989,676	1,098,206	964,886	1,063,856
At the beginning of the year	1,098,206	1,230,991	1,063,856	1,220,189
	(108,530)	(132,785)	(98,970)	(156,333)
Increase (decrease) in working capital	(42,226)	457,275	4,870	506,146

The accompanying notes are an integral part of these financial statements.

All amounts in thousands of reais unless otherwise stated

1 Operations

Acesita S.A. is a Brazilian publicly-traded company, whose main activities are the production and sale of special steel products, agribusiness, and providing technical services related to these activities.

It carries out its main activities at the plant located in Timóteo, Minas Gerais, Brazil, with an annual production capacity of 850,000 tons of steel and also has investments in subsidiaries with businesses related to its own activities.

As of December 31, 2005, the principal subsidiaries and their respective activities are:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100% direct holding) – steel distribution and processing for third parties and subsequent sale to final consumers, under the name Amorim Comercial, as well as holdings in other companies, as follows:
  - Acesita Energética Ltda. - (100% holding) – reforestation and production of charcoal;
  - Inox Tubos S.A. - (43.85% holding – 50.0% of voting capital) – production and sale of steel tubes with stitching and special alloys;
  - Acesita Argentina S.A. - (100% holding) – commercial representation in Argentina;
  - AP Participações S.A. - (100% holding) – investment company.

- Acesita International Ltd. - (100% direct holding) – foreign commercial representation.

- Acesita Export and Trade - (100% direct holding) – foreign commercial representation.

- Acesita Centros de Serviços Ltda. - (100% direct holding) – sale, export, import and services of cutting and finishing of steel products in general.

On November 10, 2005, the Arcelor Group acquired the common shares held by Caixa de Previdência dos Funcionários do Banco do Brasil "Previ" and Fundação Petrobras de Seguridade Social "Petros", increasing its interest in the voting capital to 63.6% of common shares and 35.9% of total capital.

2 Main Accounting Practices

The financial statements are presented in accordance with accounting practices adopted in Brazil, as follows:

(a) Assets and liabilities expressed in foreign currency or subject to indexation – the assets and liabilities expressed in foreign currency are translated into reais at the foreign exchange rates divulged by the Central Bank of Brazil at the balance sheet date. Assets and liabilities expressed in reais, subject to contractual or legal indexation, are restated up to the balance sheet date, by applying the related index. The monetary and foreign exchange variations are included directly in the result for the year. The derivatives represented by foreign exchange swaps plus interest swapped for the CDI rate variations, are reflected in these financial statements at the margin account amount, observing the accrual basis of accounting.

(b) Current assets and long-term receivables

- *Financial investments* - recorded at cost plus accrued earnings up to the balance sheet date, according to the rates agreed with the financial institutions.
- *Allowance for doubtful accounts* – set up at an amount considered sufficient to cover eventual losses on amounts receivable, based on the analysis of each credit, financial situation of each customer, including its relationship history with the Company.
- *Inventories* – stated at the lower of average purchase or production cost and the market value. Imports in transit are stated at the accumulated cost of each import.
- *Other assets* – stated at the lower of cost including when applicable accrued earnings and monetary variations, and the realizable value.

(c) Investments – investments in subsidiaries are evaluated under the equity method of accounting based on the financial statements of the investees. The financial statements of the foreign investments were prepared according to the accounting practices compatible with those adopted by the Company, the conversion into reais being made based on the foreign exchange rate in effect on the balance sheet date. The gains or losses arising from conversion, recognized in the parent company financial statements, are recorded in the result for the year.

Other permanent investments are evaluated at acquisition cost, net of a provision for loss in value, when applicable.

(d) Property, plant and equipment – recorded at restated cost, combined with the following aspects:

- *Additions* – include financial charges capitalized during their formation period.
- *Depreciation* – calculated in conformity with the expected useful lives of assets based on the method of units produced for items directly related to production areas, and on the straight-line basis for the other assets.
- *Depletion of forest reserves* – calculated based on the volume of trees cut in the year as compared to the existing potential volume and the costs of maintenance accumulated.

(e) Deferred charges – stated at cost, net of amortizations in up to ten years, as from the date benefits start to be generated. The consolidated mainly includes goodwill arising from the acquisition of Amorim Comercial S.A., amortized within five years as from the acquisition date, based on future profitability expectations.

(f) Current and long-term liabilities – stated at known or estimated amounts including, when applicable, the related charges and monetary variations, as contracted or prescribed by law.

(g) Provisions – are recorded in the balance sheet when the Company has a legal obligation or as a result of a past event, and it is probable that economic resources will be required to settle the obligation. Provisions are recorded based on the best estimates of the risks involved.

(h) Income tax and social contribution on net income – current and deferred income tax and social contribution are calculated at the rate of 15% plus a surcharge of 10% on taxable income in excess of R$ 240 for income tax, and 9% on taxable income for the social contribution on net income, and take into account the offsets of income tax and social contribution losses which are limited to 30% of annual taxable income.

The deferred taxes arising from temporary differences and income tax and social contribution losses were recognized before CVM Instruction 371/2002 came into effect, based on the existence of deferred income tax and social contribution liabilities.

(i) Determination of results of operations – Results are determined on the accrual basis of accounting.

(j) Use of estimates – the preparation of the financial statements requires management to make estimates and adopt assumptions, which affect the amounts of assets and liabilities, as well as revenues, cost and expenses. Actual amounts may differ from those estimated.

(k) Pension plans – the costs to sponsor the pension plans and respective plan surpluses are accounted for in conformity with CVM Deliberation 371/2000.

All amounts in thousands of reais unless otherwise stated

3 Consolidation Criteria

The accounting practices were consistently applied to all consolidated companies, in line with those used in the previous year.

The consolidated financial statements comprise the financial statements of the subsidiaries mentioned in Note 1 and their subsidiaries.

The parent company investments in subsidiaries, as well as the significant balances of assets and liabilities, revenues, costs, expenses and not realized income arising from operations among the companies, were eliminated for consolidation purposes. The subsidiaries, controlled together with other stockholders, are proportionally consolidated, based on each component of the subsidiaries' financial statements. Consequently, minority interests are not disclosed separately.

The reconciliation of the stockholders' equity and the results of the consolidated and the parent company is as follows:

	Stockholders' equity		Net income for the year	
	2005	2004	2005	2004
Consolidated	2,316,241	1,510,871	590,948	679,374
Unrealized profits arising from operations with subsidiaries	9,853	11,937	(2,087)	822
Parent company	2,326,094	1,522,808	588,861	680,196

4 Cash and Cash Equivalents

	Consolidated		Parent company	
	2005	2004	2005	2004
Bank accounts and cash	94,800	106,989	37,023	22,143
Bank deposit certificates	98,373	312,863	98,373	268,622
Committed operations	173,493	-	173,493	-
Financial investment fund – Exchange	-	43,798	-	43,798
Other, mainly fixed income funds	17,399	14,197	300	-
	384,065	477,847	309,189	334,563

Bank deposit certificates have guarantees regarding remuneration which approximate to the variation of the Interbank Deposit Certificate (CDI).

All amounts in thousands of reais unless otherwise stated

Committed operations are balances guaranteed by Federal Government Bonds and/or private securities with remuneration linked to the CDI variation.

Financial investment fund – Exchange includes in its portfolio Federal Government Bonds and/or private securities, directly linked to foreign exchange variations or through derivatives.

5 Accounts Receivable

	Consolidated		Parent company	
	2005	2004	2005	2004
Customers – local	122,346	158,368	125,101	182,253
Customers – foreign	217,559	285,635	248,981	324,223
Allowance for doubtful accounts	(15,893)	(12,614)	(11,579)	(12,152)
	324,012	431,389	362,503	494,324

6 Inventories

	Consolidated		Parent company	
	2005	2004	2005	2004
Finished products	166,763	187,469	126,353	140,225
Products held by third parties	1,652	7,573	1,652	7,573
Work in process	138,360	172,113	135,086	168,362
Raw materials	114,979	116,953	105,877	106,078
Imports in transit	73,225	34,115	73,002	34,115
Materials for consumption, maintenance and other	72,615	55,636	69,895	51,427
Provision for losses	(13,983)	(7,063)	(13,983)	(7,063)
	553,611	566,796	497,882	500,717

Finished product inventories, amounting to approximately R$ 51,819 (2004 - R$ 51,819), were given in guarantee for administrative and legal proceedings in progress.

All amounts in thousands of reais unless otherwise stated

7 Taxes and Contributions - Assets

	Consolidated		Parent company	
	2005	2004	2005	2004
Deferred income tax and social contribution	213,712	209,811	188,642	204,030
Withholding income tax and prepaid income tax and social contribution	24,608	6,530	21,504	6,239
PIS	41,398	32,035	40,021	30,758
ICMS and IPI	18,984	25,685	17,769	22,054
Other	8,431	16,522	7,526	13,084
	307,133	290,583	275,462	276,165
Less – Current assets	(74,267)	(38,708)	(70,089)	(32,067)
Long-term receivables	232,866	251,875	205,373	244,098

The PIS credit mainly refers to overpayments made in prior years as the constitutionality was not accepted by the Federal Supreme Court. The Company continues to question the criteria for restatement of these credits, its demand having been judged valid at two levels and finally ruled in favor of the Company in 2005. Accordingly, during 2005 the Company recorded the additions judicially determined, amounting to R$ 6,121, and will start to offset them against federal taxes falling due as from 2006.

Acesita S.A. (Parent Company) and Acesita S.A. and its Subsidiaries (Consolidated)

Notes to the Financial Statements
at December 31, 2005 and 2004
All amounts in thousands of reais unless otherwise stated

At December 31, 2005 and 2004, deferred income tax and social contribution were calculated and recorded as follows:

			2005	2004
	Income tax	Social contribution	Total	Total
Consolidated				
Income tax and social contribution loss carryforwards	1,189,474	1,193,553		
Temporary differences	407,008	376,388		
	1,596,482	1,569,941		
Rates	25%	9%		
Total deferred income tax and social contribution	399,121	141,295	540,416	550,236
Unrecorded deferred income tax and social contribution	(236,470)	(90,234)	(326,704)	(340,425)
Deferred income tax and social contribution recognized as assets	162,651	51,061	213,712	209,811
Less – Current assets	(27,035)	(9,745)	(36,780)	(15,388)
Long-term receivables	135,616	41,316	176,932	194,423
Parent company				
Income tax and social contribution loss carryforwards	1,014,765	1,004,116		
Temporary differences	383,142	355,175		
	1,397,907	1,359,291		
Rates	25%	9%		
Total deferred income tax and social contribution	349,477	122,336	471,813	480,611
Unrecorded deferred income tax and social contribution	(205,484)	(77,687)	(283,171)	(276,581)
Deferred income tax and social contribution recognized as assets	143,993	44,649	188,642	204,030
Less – Current assets	(26,846)	(9,664)	(36,510)	(15,388)
Long-term receivables	117,147	34,985	152,132	188,642

All amounts in thousands of reais unless otherwise stated

The main temporary differences are the provision for losses on unamortized goodwills of subsidiaries, reversals of assets, and provisions which are deductible only when settled. The balances of deferred income tax and social contribution losses include the effects of the Summer Plan (*Plano Verão*) (Note 15).

Deferred income tax and social contribution recorded as assets amounting to R$ 188,642 (2004 - R$ 204,030), were recognized by the Company before CVM Instruction 371/2002 came into effect, considering the existence of deferred income tax and social contribution liabilities relating to the revaluation reserve of prior years, which ensure realization over approximately six years, as shown in the table below. This realization is in line with the expected amortization of deferred income tax and social contribution liabilities (Note 14).

As shown above, the Company has deferred tax credits which are not recorded. Past taxable results and the short- and medium-term projections prepared do not permit at this time a reasonable estimate of the realizable period of these credits, based only on the generation of future taxable income. Furthermore, over the past five years the Company did not have taxable income for at least three of these years, and accordingly is not allowed to recognize deferred tax credits in addition to those already recorded, as prescribed by CVM Instruction 371/2002.

Likewise, in order to fully comply with CVM Instruction CVM 371/2002, additional income tax and social contribution losses were not recognized, in spite of the increase in deferred income tax and social contribution liabilities as a result of the revaluation of property, plant and equipment during the current year.

		Recorded credits
Year	**Consolidated**	**Parent company**
2006	36,780	36,510
2007	40,929	36,510
2008	40,470	36,510
2009	42,533	36,510
2010	45,068	36,510
2011	7,932	6,092
Total	213,712	188,642

All amounts in thousands of reais unless otherwise stated

The reconciliation of income tax and social contribution credits/expense in the results of 2005 and 2004, at their nominal and effective rates, is as follows:

	Consolidated			
	2005		2004	
	Income tax	Social contribution	Income tax	Social contribution
Profit before income tax and social contribution	719,601	719,601	853,203	853,203
Rate	25%	9%	15% & 25%	9%
Income tax and social contribution calculated on results before income tax and social contribution	(179,900)	(64,764)	(211,104)	(76,789)
Permanent differences				
Equity in the results of subsidiaries, net of provisions	2,221	800	20,660	7,463
Realization of deferred income tax and social contribution assets	(11,314)	(4,073)	(11,998)	(4,319)
Reversal of provision for IRPJ and CSLL on the effects of the Summer Plan (*Plano Verão*)	14,711	6,118	-	-
Interest on capital	27,388	9,860	12,787	4,603
Other	3,344	325	1,434	(622)
Debit of income tax and social contribution at the end of each year	(143,550)	(51,734)	(188,221)	(69,664)
Reversal of income tax and social contribution not recorded (1)	48,878	17,483	61,239	22,745
Set up of provision for deferred income tax	189	81	49	23
Expense for the year	(94,483)	(34,170)	(126,933)	(46,896)

All amounts in thousands of reais unless otherwise stated

	Parent company			
	2005		2004	
	Income tax	Social contribution	Income tax	Social contribution
Profit before income tax and social contribution	717,314	717,314	848,393	848,393
Rate	25%	9%	25%	9%
Income tax and social contribution calculated on results before income tax and social contribution	(179,329)	(64,558)	(212,098)	(76,355)
Permanent differences-				
Equity in the results of subsidiaries, net of provisions	(1,529)	(550)	30,473	10,970
Realization of deferred income tax and social contribution assets	(11,314)	(4,073)	(11,998)	(4,319)
Reversal of provision for IRPJ and CSLL on the effects of the Summer Plan (*Plano Verão*)	14,711	6,118	-	-
Interest on capital	27,388	9,860	12,787	4,603
Other	5,215	1,027	1,822	(467)
Debit of income tax and social contribution at the end of each year	(144,858)	(52,176)	(179,014)	(65,568)
Reversal of income tax and social contribution not recorded (1)	50,534	18,047	56,220	20,165
Expense for the year	(94,324)	(34,129)	(122,794)	(45,403)

(1) Refers mainly to the offset of income tax and social contribution losses.

The composition of current and deferred income tax and social contribution in the results for the year are as follows:

	Consolidated		Parent company	
	2005	2004	2005	2004
Income tax and social contribution -				
Current	(128,923)	(173,901)	(128,453)	(168,197)
Deferred	270	72	-	-
Expense	(128,653)	(173,829)	(128,453)	(168,197)

All amounts in thousands of reais unless otherwise stated

8 Notes Receivable

These refer to long-term promissory notes receivable due to the sale of investments in Grupo Villares, which took place in prior years, and are restated by the IGP-M index with final maturity on December 31, 2007. They amount to R$ 56,477 at December 31, 2005, of which R$ 33,886 are short-term (R$ 65,654 and R$ 21,885, respectively, at December 31, 2004) – consolidated and parent company.

9 Investments

(a) The information on investees is as follows:

	Acesita Export and Trade		Acesita Centros de Serviços Ltda.		Acesita Serviços, Com., Ind. e Part. Ltda.		Acesita International Ltd.	
	2005	2004	2005	2004	2005	2004	2005	2004
Capital	117	133	6,162	6,162	128,832	128,832	16,970	19,244
Number of shares/quotas held (in thousands) -	0.1	0.1	6,162	6,162	128,832	128,832	7,250	7,250
Net equity	1,023	645	1,036	1,075	180,360	167,551	(32,421)	(27,872)
Investment in capital at the end of the year - %	100	100	100	100	100	100	100	100
Investment in net equity	1,023	645	1,036	1,075	180,360	167,551	(32,421)	(27,872)
Other information on investees- Adjusted net income (loss)	455	512	(39)	(5,087)	(4,127)	38,719	(7,843)	(609)

All amounts in thousands of reais unless otherwise stated

Sale of direct investment in subsidiary Aços Planos do Sul S.A.

On March 27, 2003, as widely disclosed at the time, the Company signed a Share Purchase and Sale Contract with Arcelor (one of its controlling stockholders) and Companhia Vale do Rio Doce – CVRD, under which it undertook to sell all of its direct investment in Companhia Siderúrgica de Tubarão - CST, as well as a block of shares in CST held by its then subsidiary Aços Planos do Sul S.A. these shares not being entailed to the Stockholders' Contract of CST signed on May 25, 1995. The contract established the selling price at US$ 22.66 per thousand CST shares, irrespective of type and class, for a total of US$ 161,772 thousand.

On April 24, 2003, the sale of the shares not entailed to the above mentioned CST Contract was completed and Acesita received R$ 487,628 as payment for the 14.0% interest in the total capital (7.44% of the voting capital) of CST.

The Share Purchase and Sale Contract established that the shares entailed to the CST Stockholders' Contract, held by Acesita S.A. through its then jointly-controlled subsidiary Aços Planos do Sul S.A. – representing 5.72% of the total capital and 14.85% of the voting capital – could be sold under an option contract, with basis on the price mentioned above, adjusted for contractual covenants, contingent to the liberation of the preferential right by the other signatories of the contract or after its expiration. In this connection, on May 21, 2004, the Company, through its then jointly-controlled subsidiary Aços Planos do Sul S.A., officially communicated to the other shareholders its decision not to renew the contract, which was due to expire on May 25, 2005.

On October 15, 2004, Arcelor communicated to the market that it had obtained from the other CST stockholders' liberation of their right of preference and the parties were free to proceed with their negotiations in order to complete the transaction.

On November 5, 2004, the remaining shares in CST held by the then jointly-controlled Aços Planos do Sul S.A. were sold, and Acesita S.A. received R$ 160,749 on that date.

All amounts in thousands of reais unless otherwise stated

(b) The changes in investments are as follows:

	In subsidiaries				
	Acesita Export and Trade	Acesita Centros de Serviços Ltda.	Acesita Serviços, Com., Ind. e Part. Ltda.	In other companies and other investments	Total
At December 31, 2004	704	1,075	162,397	5,956	170,132
Equity in the results	319	(39)	(1,845)	-	(1,565)
Advance for future capital increase	-	-	16,937	-	16,937
Other	-	-	-	(5)	(5)
At December 31, 2005	1,023	1,036	177,489	5,951	185,499

The changes in the indirect holding in Companhia Siderúrgica de Tubarão – CST during 2004 was as follows:

	Aços Planos do Sul S.A.
At December 31, 2003	170,494
Equity in the results	82,212
Interest on capital and dividends received	(14,021)
Set up of provision for adjustment to market value	(78,768)
Sale of the investment	(159,917)
At December 31, 2004	-

(c) The financial statements of Aços Planos do Sul S.A. were adjusted under the equity method to reflect the significant accounting practices adopted by the Company. As mentioned in (a) above, this investment was sold on November 5, 2004.

(d) Acesita International Ltd. had negative net assets at December 31 2005 of R$ 32,421 (R$ 27,872 negative in 2004). These amounts are classified in long-term liabilities as Other long-term liabilities.

(e) Shares in the direct or indirect subsidiaries are not traded on stock exchanges.

All amounts in thousands of reais unless otherwise stated

(f) Equity in the results are as follows:

	Consolidated		Parent company	
	2005	2004	2005	2004
Acesita Serviços, Com., Ind. e Participações Ltda.	-	-	(1,845)	37,220
Aços Planos do Sul S.A.	-	82,212	-	82,212
Acesita International Ltd.	-	-	(4,549)	1,802
Acesita Centros de Serviços Ltda.	-	-	(39)	96
Acesita Export and Trade	-	-	319	560
	-	82,212	(6,114)	121,890

(g) Investments in other companies are recorded at cost. This account mainly comprises a direct interest in Aços Villares S.A. corresponding to 4.41% of the voting capital. Dividends and interest on capital received amounted to R$ 11,709 in 2005 (2004 - R$ 1,990).

10 Related Companies

(a) The main balances and transactions are as follows:

	ASSETS			LIABILITIES		
	Credits	Accounts receivable and other	Total	Payables	Foreign suppliers, financing and other	Total
Arcelor Group	-	5,081	5,081	-	9,527	9,527
Acesita Serviços, Comércio, Indústria e Participações Ltda.	-	48,298	48,298	-	112	112
Acesita International Ltd.	96,010	-	96,010	8,293	-	8,293
Acesita Energética Ltda.	-	1,578	1,578	64	262	326
Preservar Madeira Reflorest. Ltda.	-	435	435	-	253	253
Acesita Argentina S.A.	-	-	-	-	154	154
Acesita Centros de Serviços Ltda.	963	150	1,113	-	862	862
Inox Tubos S.A.	-	339	339	-	127	127
Acesita Export and Trade	-	93,481	93,481	-	146,294	146,294
Total – 2005	96,973	149,362	246,335	8,357	157,591	165,948
Total – 2004	130,725	214,745	345,470	5,285	337,073	342,358

All amounts in thousands of reais unless otherwise stated

	Results				
	Revenues				
	Sales	Financial and exchange variations	Total	Financial expenses, exchange variations and other	Purchases
Arcelor Group	26,830	166	26,996	18,578	23,330
Acesita Serviços, Comércio, Indústria e Participações Ltda.	222,321	-	222,321	-	2,232
Acesita International Ltd.	-	4,643	4,643	-	-
Acesita Energética Ltda.	-	-	-	-	48,521
Preservar Madeira Reflorestada Ltda.	-	-	-	-	4,266
Acesita Centros de Serviços Ltda.	-	-	-	45	9,525
Inox Tubos S.A.	109,090	-	109,090	-	1,959
Acesita Export and Trade	391,951	-	391,951	11,079	-
Total – 2005	750,192	4,809	755,001	29,702	89,833
Total – 2004	895,056	22,262	917,318	39,089	64,095

Transactions with related companies were made under conditions considered by management to be compatible with market conditions. Loans with subsidiaries are subject to rates and terms individually agreed, and vary from LIBOR + 3% per annum (p.a.) and 8% p.a., plus exchange variation. Sales are made at prices compatible with those practiced with unrelated customers, considering volumes and other commercial aspects.

Credits and payables of the same type between the Company and its subsidiary Acesita International Ltd. are presented at the net amount.

(b) Guarantees

At December 31, 2005, the Company had guarantees for sureties to related companies amounting to R$ 906 (2004 - R$ 1,055).

All amounts in thousands of reais unless otherwise stated

(c) Special Purpose Company - Stainless Overseas

As mentioned in Note 13, the Company made an export receivables securitization in August 2000.

Accordingly, part of its exports are realized through a special purpose company located abroad, Stainless Overseas, the capital of which pertains to an international financial institution and its representatives, and its activities were exclusively limited to this securitization operation.

Although the Company and its subsidiaries did not have any holding in Stainless Overseas, by reason of the securitization agreement they are responsible for covering eventual losses. When exports in other currencies (Euro and Canadian dollar) started, Stainless Overseas incurred losses arising from foreign exchange variations between the U.S. dollar (the currency established in the securitization contract) and the other currencies used in the export invoices. These losses were incurred in the period between the date of the financial settlement by customers with Stainless Overseas and the settlement of the balance payable of the latter with the Company.

At December 31, 2005, these losses totaled R$ 38 (2004 - R$ 6,300) and are recorded in the Company's financial statements in Other current liabilities. The securitization contract terminated in August 2005 and financial settlement of the remaining liabilities of Stainless Overseas and the closing down of the company are scheduled for the first half of 2006.

At December 31, 2005, Stainless Overseas had total assets of R$ 43,260, total liabilities of R$ 43,298 and negative net assets of R$ 38 (2004 – R$ 207,535, R$ 213,835 and R$ 6,300, respectively).

In 2005, the exports made via Stainless Overseas totaled R$ 365,861 (2004 - R$ 564,055), of which R$ 35,504 with Arcelor Group companies (2004 - R$ 57,992). Interest paid to Stainless Overseas in 2005, including sureties remuneration, totaled R$ 2,245 (2004 – R$ 11,708). The operation was liquidated in August 2005 and no balance payable exists at December 31, 2005 (2004 - R$ 66,480) as also shown in Note 13.

All amounts in thousands of reais unless otherwise stated

11 Property, Plant and Equipment

	Consolidated				Parent company				
			2005	2004			2005	2004	Useful lives
	Cost	Depreciation	Net	Net	Cost	Depreciation	Net	Net	(years)
In operation									
Buildings and installations	859,557	(233,411)	626,146	254,318	832,521	(223,697)	608,824	236,888	5 to 50
Industrial equipment and distribution systems	2,393,168	(863,942)	1,529,226	1,380,199	2,353,604	(844,805)	1,508,799	1,361,677	5 to 40
Vehicles, furniture, fixtures and tools	48,924	(32,397)	16,527	13,120	42,906	(28,439)	14,467	10,881	5 to 10
Reforestation	216,116	(124,802)	91,314	68,517	434	-	434	434	(*)
Other	100,845	(51,167)	49,678	46,280	99,018	(50,544)	48,474	45,678	Various
	3,618,610	(1,305,719)	2,312,891	1,762,434	3,328,483	(1,147,485)	2,180,998	1,655,558	
Land	9,435	-	9,435	9,654	6,330	-	6,330	6,341	
Advances to suppliers	2,481	-	2,481	1,346	2,042	-	2,042	154	
Construction in progress	75,298	-	75,298	32,048	65,727	-	65,727	29,569	
Imports in transit	338	-	338	363	338	-	338	363	
	87,552	-	87,552	43,411	74,437	-	74,437	36,427	
	3,706,162	(1,305,719)	2,400,443	1,805,845	3,402,920	(1,147,485)	2,255,435	1,691,985	

(*) Due to the depleted area.

All amounts in thousands of reais unless otherwise stated

On October 31, 2005 a substantial part of the industrial assets was revalued based on an appraisal report issued by an independent appraiser and approved at the Extraordinary General Stockholders' Meeting held on December 21, 2005. The revaluation was recorded as of December 31, 2005 net of depreciation from the report date to the recording date, and considered the recovery of the total amount of these assets from future operations of the Company. The revaluation also included the review of the remaining useful life of the assets.

The book value of the revalued assets at December 31, 2005 increased from R$ 1,531,342 to R$ 2,123,408, an increase of R$ 592,066 in property, plant and equipment and of R$ 390,764 in the revaluation reserve in stockholders' equity, net of tax effects.

At December 31, 2005, the balance of the revaluation recorded in property, plant and equipment is R$ 771,942 (2004 - R$ 622,800) and includes the implications of prior revaluations carried out in 1999 and 2001. The effect on the result for 2005 from depreciation of the revalued balances is a charge of R$ 45,256 (2004 - R$ 47,994).

The realization of the revaluation reserve, net of tax effects, is considered for purposes of calculating dividends, as described in Note 17.

At December 31, 2005, land, buildings and equipment had been given in guarantee, primarily for financings, and amounting to R$ 632,732 (2004 - R$ 484,228).

12 Deferred Charges

	Consolidated		Amortization
	2005	2004	(%)
Goodwill on the acquisition of investments	52,764	52,764	20
Other	476	436	20
	53,240	53,200	
Accumulated amortization	(43,397)	(37,894)	
	9,843	15,306	

All amounts in thousands of reais unless otherwise stated

13 Financing

	Annual weighted average interest and commissions (%)		Consolidated		Parent company	
	2005	2004	2005	2004	2005	2004
Foreign currency (*)						
Advances on foreign exchange contracts and prepayments	8.47	6.53	596,824	693,825	596,824	692,972
Securitization of receivables	-	9.30	-	331,872	-	331,872
Financing of raw materials and spare parts	-	2.35	-	45,454	-	45,454
Financing of property, plant and equipment	7.32	5.28	76,480	79,625	76,480	79,625
Working capital and other	6.36	12.59	14,367	61,794	14,367	61,794
			687,671	1,212,570	687,671	1,211,717
Local currency -						
Financing of property, plant and equipment	10.99	10.57	88,270	166,520	86,585	165,655
Working capital and other	19.71	20.04	37,196	32,601	30,831	30,786
			125,466	199,121	117,416	196,441
			813,137	1,411,691	805,087	1,408,158
Less – Current liabilities			(379,086)	(539,472)	(371,870)	(537,144)
Long-term liabilities			434,051	872,219	433,217	871,014

(*) Mainly in U.S. dollars.

Financing is subject to exchange variation or monetary restatement based on official indexes or rates and is partially guaranteed by equipment.

Securitization of receivables - In August 2000, the Company realized a receivables securitization operation with the issue of certificates in the original amount of R$ 273,060, equivalent to US$ 150 million and payable in 48 months with a grace period of one year and annual interest of 9.3%, including collateral remuneration. Accordingly, until 2005, all exports, except those to Mercosur and other qualified customers, were made through the special purpose company located abroad, Stainless Overseas (Note 10). The securitization operation was settled in August 2005 and no remaining balance payable exists at December 31, 2005.

During 2003, the Company obtained a waiver, allowing that all its exports to Arcelor Group companies could be shipped without transiting through Stainless Overseas.

All amounts in thousands of reais unless otherwise stated

Structured prepayment of exports – In December 2003, the Company concluded, together with a banking syndicate, a structured prepayment of exports in the original amount of R$ 360,738, equivalent to US$ 125 million, to be paid in 24 months, with a grace period of one year, subject to monthly LIBOR plus 4.35% p.a. At the same time, through a specific contract, it made a swap of the LIBOR rate indexing it to the fixed rate of 2.20% p.a. The financial liquidation of the difference between these rates (contracted versus swap) is made monthly. The operation is guaranteed by a promissory note and collateral of Acesita S.A. and obligates the Company to observe the covenants linked to indebtedness indices, the volume of financial expenses and cash generation, profit sharing limited to 33% of adjusted net income and channeling exports to customers of the Arcelor Group through its subsidiary Acesita Export and Trade - AET. Portions of these receivables are pledged in guarantee of the monthly payments. In 2005, exports through AET to Arcelor Group companies totaled R$ 313,446 (2004 - R$ 501,921). The balance payable at December 31, 2005 is R$ 146,294 (2004 - R$ 331,800) and is included in the prepaid exports account.

Additionally, on December 8, 2004, the banking syndicate union formalized its agreement with an amendment to the clause that limited the distribution of results at the rate of 33% to 100% of annual restated net income.

At December 31, long-term installments fall due as follows:

	Consolidated		Parent company	
YEAR	**2005**	**2004**	**2005**	**2004**
2006	-	423,919	-	422,714
2007	189,093	200,917	188,443	200,917
2008	71,612	70,524	71,428	70,524
2009	100,509	103,408	100,509	103,408
2010	53,124	51,096	53,124	51,096
2011	19,713	22,355	19,713	22,355
	434,051	872,219	433,217	871,014

All amounts in thousands of reais unless otherwise stated

14 Taxes and Contributions - Liabilities

	Consolidated		Parent company	
	2005	2004	2005	2004
Deferred income tax and social contribution	422,467	211,753	397,667	211,753
Withholding income tax	1,502	6,802	1,413	6,705
IRPJ and CSLL payable	57	10,933	-	9,220
COFINS	3,468	3,631	3,276	2,316
ICMS and IPI	7,352	7,579	6,706	6,859
Other	5,182	4,809	4,624	4,119
	440,028	245,507	413,686	240,972
Less – Current liabilities	(54,071)	(49,142)	(52,529)	(44,607)
Long-term liabilities	385,957	196,365	361,157	196,365

Deferred income tax and social contribution basically relate to the revaluation reserve, realization of which will be made on depreciation or write-off of the revalued assets (Note 7).

15 Taxes and Contributions in Litigation

	Consolidated		Parent company	
	2005	2004	2005	2004
Income tax	16,300	42,836	15,371	41,907
Social contribution	2,400	15,186	2,094	14,879
PIS	45,671	42,568	45,671	42,568
INSS (independent contractors)	1,289	1,529	1,289	1,289
Other	850	561	489	448
	66,510	102,680	64,914	101,091

The Company and its subsidiaries are involved in lawsuits questioning the legal aspects of certain taxes and has made escrow deposits related to these taxes and for a part of the contingencies mentioned in Note 16, amounting to R$ 143,749 in the consolidated and R$ 140,239 in the parent company (2004 - R$ 131,148 and R$ 127,642, respectively).

All amounts in thousands of reais unless otherwise stated

These lawsuits involve the following main matters:

- Income tax and social contribution -- refers to the difference, deposited in escrow, between taxable income offset against the accumulated losses restated based on the inflation effects of the Summer Plan (*Plano Verão*), without observing the 30% annual limit for offset, and the criteria defined by tax legislation, which is being questioned. In 2004, regardless of the litigation in process, the Company opted to pay income tax and social contribution calculated in the current year, instead of making a judicial deposit. Accordingly, the income tax and social contribution provisions for 2004 amounting to R$ 5,517 and R$ 3,703, respectively, are recorded in current liabilities.

  After various judicial actions, in July 2005 the final decision of the Supreme Court (STJ) was announced, confirming the definite right to use the index of 51.73% to recompose the amounts for inflation effects in January and February 1989 arising from the Summer Plan. In this connection, on August 18, 2005, the discussion in the Court was in transit and on August 29, 2005 the files were remitted to the Federal Supreme Court (STF), where the Company still has an appeal under review. Considering the STJ decision and the absence of any appeal by the Federal Government, in September 2005 the Company renounced its appeal at STF and reversed to results for the current quarter the provision until then recorded, in the amount of R$ 47,934, of which R$ 27,268 in the income tax and social contribution account, R$ 18,960 and R$ 1,706 in the monetary variation and financial expenses lines, respectively. It is also taking measures to recover judicial deposits in the approximate amount of R$ 45,000.

  As a consequence of this judicial success, property, plant and equipment was restated for tax purposes only, and additional income tax and social contribution credits were generated, arising from the depreciation or write-off of fixed assets existing at the time of the Summer Plan (January and February 1989), amounting to R$ 124,697. Of this amount, R$ 27,268 relates to the reversal already made in 2005 of the provision for income tax and social contribution relating to the credits already realized; the amount of R$ 65,166 relates to the income tax and social contribution losses available for offset against future taxable income; and the remaining R$ 32,263 were appropriated to results upon effective realization (depreciation or write-off) of the assets impacted by the Plan, since the Company does not meet the criteria to account for deferred tax credits based on future profitability or future events (Note 7), of which R$ 18,503 was already appropriated during 2005.

All amounts in thousands of reais unless otherwise stated

- Social Integration Program (PIS) – refers to the restatement of PIS calculated on the semiannual basis, determined while Decree-Laws 2445/88 and 2449/88 were in effect. In 1995, when the Company filed the lawsuit, it opted for the judicial deposits of PIS installments not yet due, so as to ensure the tax credit in the event of a favorable outcome of the action. With the favorable ruling obtained in October 2005 (Note 7), it opted to request in court conversion of these judicial deposits into Federal Government revenue, with a contra entry to the existing liability balance. Therefore, the Company has a tax credit of R$ 37,472 available for offset against future federal taxes payable. It now awaits the respective judicial authorization to match the provision with the balance of the judicial deposits.

- Law 9718/98 – Waiver of judicial demand - in November 2002, the Company filed with the competent court an application to discontinue the process against the expansion of the PIS and COFINS calculation bases as well as the increase in the COFINS rate introduced by Law 9718/98, because it understands that the outcome could be unfavorable, and offset the provision previously recognized against the existing escrow deposit balance. The process was authorized in August 2003 and at December 31, 2005 it awaits the final decision in order to be able to redeem the amounts deposited in court.

  In November 2005, the STJ ruled as unconstitutional the expansion of the PIS and COFINS calculation basis introduced by Law 9718/98. In the light of this decision, the Company promptly filed a rescissory action in order to overrule the final judgment mentioned above.

16 Provision for Contingencies

The Company and its subsidiaries are involved in various tax, labor, and civil lawsuits and administrative proceedings arising in the ordinary course of business, before various courts and governmental agencies.

Management, based on information provided by its legal advisors, analyses the pending lawsuits and, for the labor claims, based on prior experiences relating to amounts claimed, set up a provision for an amount considered sufficient to cover potential losses on pending actions, as follows:

All amounts in thousands of reais unless otherwise stated

	2005	2004
Taxes and social security	38,498	36,245
Labor	11,797	12,140
Civil	14,975	14,327
Total parent company	65,270	62,712
Subsidiaries	3,076	2,248
Total consolidated	68,346	64,960

These provisions involve the following major issues:

Taxes and social security

- Social contribution on net income – Refers to a judicial discussion about legal fees borne by the loser referring to a dispute previously settled and estimated at R$ 3,303 (2004 - R$ 2,854).

- ICMS - Refers substantially to a provision to cover possible losses in various lawsuits filed by the State tax authorities involving a dispute about the use of credits on products considered to be intermediate by the Company and understand to be for own use and consumption by the authorities. At December 31, 2005, the provision amounts to R$ 17,382 (2004 - R$ 18,286).

- INSS – Refers to the provision for INSS notifications received in the second quarter of 2004 relating to discussions on retentions for social security contributions on services rendered by third parties, as well as the incidence of INSS on bonuses paid to employees. At December 31, 2005, the provision amounts to R$ 10,340 (2004 - R$ 9,963).

- Other taxes – Refer basically to the provision for discussions of compulsory taxes, increase in tariffs regulated by government organs and similar, totaling R$ 7,473 (2004 - R$ 5,142).

Labor

- The Company is the defendant in various labor claims, which include moral, physical and aesthetical damages. The provision to cover eventual unfavorable outcomes is recognized individually considering the expectations of the legal advisors as to a possible or probable loss. A provision of R$ 11,797 (2004 - R$ 12,140) to cover these liabilities has been set up.

All amounts in thousands of reais unless otherwise stated

Civil

- The Company is the defendant in various civil lawsuits which include moral, physical and aesthetical damages, and property and possessory questions, among others. Based on the opinion of the legal advisors, a provision of R$ 14,975 (2004 - R$ 14,327) was set up to cover these claims.

The Company is also the defendant in other disputes, estimated at R$ 178,107 at December 31, 2005. Based on the understanding of the legal advisors that the outcomes represent a possible risk, it did not set up a provision. In 2004, the Company was the defendant in other lawsuits, principally of a social security nature, estimated at R$ 56,824 but with basis on the legal advisors' understanding that the outcomes of these lawsuits are difficult to be predicted, no provision was set up.

In the third quarter of 2005, a class action in the amount of R$ 55,000 was filed against the Company and the Municipality of Timóteo where its industrial complex is located, which questions the amount of the Urban Building and Land Tax (IPTU) negotiated by the Company and the Municipality. Based on the amply favorable opinion of its legal advisors about the outcome of this lawsuit, management opted to not record a provision.

Also, the Company is discussing and has obtained several favorable rulings on claims moved by the Secretary of Finance of the State of Minas Gerais which is questioning the ICMS on the export of products that the state fiscal authorities consider to be semi-processed, and totals about R$ 150,000. Because of the understanding of its legal advisors, since the receipt of the assessment notices, that the outcome will be favorable to the Company, corroborated by the successive victories of the Company at various court levels and especially, the recent amply disclosed decision of STJ confirming previous rulings in favor of the Company, management opted not to set up a provision for these claims.

In December 2005, the Company received an assessment notice in the total amount of R$ 232,152, questioning substantially the procedure for the incidence of PIS and COFINS on foreign exchange variations. In January 2006, it lodged an appeal at the Federal Revenue Service for rejection of the assessment notice and awaits the decision. Based on the opinion of its legal advisors, the Company classifies its chances of success as probable and therefore did not set up a provision.

All amounts in thousands of reais unless otherwise stated

17 Stockholders' Equity

(a) Capital

At the Extraordinary General Meeting (AGE) held on October 5, 2004 the stockholders approved a grouping of shares in the proportion of 10,000 shares for 1, and as from November 16, 2004 the shares have been traded only at the unit quotation.

Subscribed and paid-up capital is as follows:

Common shares	24,900,865
Preferred shares	49,647,512
Total shares	74,548,377

The Company is authorized to increase capital, independently of a statutory reform, in up to 80,000,000 shares of which 26,666,667 common and 53,333,333 preferred, as approved by the Board of Directors and under the conditions established by the Board.

(b) Reserves

- *Legal reserve*

  Set up at 5% of net income of each year, according to article 193 of Law 6404/76, up to the limit of 20% of capital.

- *Reserve for investments and working capital*

At the Extraordinary General Meeting held on October 5, 2004, the stockholders approved the formation of a statutory reserve for investments and working capital with the appropriation of up to 75% of adjusted net income, pursuant to Brazilian corporate law, without prejudice to the stockholders' right to receive the minimum mandatory dividend of 25%. This reserve is intended to ensure funds for investments in permanent assets or increases in working capital, including through amortization of debts, regardless of profit retentions linked to the capital budget. The balance, together with the balance of the other revenue reserves, except for the reserves for contingencies and unrealized profits, cannot exceed capital and can be used to (i) absorb tax losses; (ii) distribute dividends at any time; (iii) redeem, reimburse or purchase shares as authorized by law; and (iv) add to capital, including via new stock bonuses. At the same time, the American Depositary Receipts (ADRs) will start to be traded at the ratio of one share for two ADRs, observing their species.

- *Revaluation reserve*

This reserve has been formed as a result of revaluations of property, plant and equipment of the parent company and subsidiary and associated companies, based on appraisal reports issued by independent experts. The corresponding income tax and social contribution are classified in current and long-term liabilities.

The revaluation reserve is being realized against retained earnings, on depreciation or write-off of the revalued assets, net of tax effects.

(c) Dividends and interest on capital

Preferred shares are assured priority in the reimbursement of capital, with the same premium attributed to common shares and the same conditions as the common shares in capital increases arising from capitalization of monetary restatements, reserves and net income.

Stockholders are assured of a minimum mandatory cash dividend of 25% of net income, adjusted and calculated based on Article 202 of Law 6404/76, while the preferred shares are assured dividends 10% higher than those attributed to the common shares.

The by-laws authorize the preparation of interim financial statements and the Board of Directors can authorize interim dividends with basis on these financial statements and can also use the revenue reserve balance for investments and working capital.

All amounts in thousands of reais unless otherwise stated

On November 8, 2005, the Company paid interim dividends of R$ 2,211 (R$ 0.027895 per common share and R$ 0.030684 per preferred share), and interest on capital of R$ 81,000 (R$ 1.022105 per common share and R$ 1.124316 per preferred share), approved by the Board of Directors at the meeting held on October 21, 2005 "ad referendum" of the Ordinary General Meeting.

Also, on December 31, 2005, a provision of R$ 28,551 was recorded for interest on capital (R$ 0.360270 per common share and R$ 0.396297 per preferred share), approved by the Board of Directors at the meeting held on December 21, 2005 "ad referendum" of the Ordinary General Meeting, to be paid together with dividends to be determined at the Stockholders' meeting, with no monetary restatement or other remuneration.

The appropriation of net income for the year ended December 31, 2005 is as follows:

Net income for the year	588,861
Realization of revaluation reserve	29,869
	618,730
Setting up of legal reserve	(30,936)
Net income at the disposition of the Ordinary General Meeting	587,794
Setting up of reserves for investments and working capital	411,455
Interest on own capital of preferred stockholders at R$ 1.520613 per outstanding share at the date of the payment of the respective interest on capital	75,334
Interest on own capital of common stockholders at R$ 1.382375 per outstanding share at the date of the payment of the respective interest on capital	34,217
	109,551
Dividends of preferred stockholders at R$ 0.927037 per outstanding share at the date of the payment of the respective dividends	45,928
Dividends of common stockholders at R$ 0.842762 per outstanding share on the date of the payment of the respective dividends	20,860
	66,788
Distribution of interest on own capital and dividends	176,339

All amounts in thousands of reais unless otherwise stated

(d) Treasury shares

The Extraordinary General Meeting held on January 13, 1998 authorized the acquisition of own shares to be held temporarily in treasury and later sold or canceled. The costs of acquisition amounted to R$ 3,937. No shares were sold during the year. The composition is as follows:

		Cost in reais (per unit)			Market value	
Type	**Number**	**Weighted average**	**Max**	**Min**	**2005**	**2004**
Common	148,901	33.04	33.45	33.00	4,920	5,434
Preferred	105,490	28.87	29.19	28.40	3,045	4,027
					7,965	9,461

At December 31, 2005, the equity value per share was R$ 32.07 (2004 - R$ 20.43).

18 Non-Operating Result

At December 31, 2005, the consolidated non-operating result of R$ 4,077, is represented by (i) reversals of provisions for property, plant and equipment, and (ii) losses of R$ 12,758 recorded by the subsidiary Acesita Serviços, Comércio, Indústria e Participações Ltda. relating to the new settlement of taxes, the original payments of which were not confirmed by the tax authorities. Management is taking all the necessary measures to recover these losses.

In 2004, the consolidated non-operating result of R$ 70,516 (negative) is mainly represented by the net result on the sale of the shares of Companhia Siderúrgica de Tubarão – CST, not entailed to the stockholders' contract, as well as expenses resulting from the provision for adjusting the value of the remaining shares to the expected realization amount (Note 9).

All amounts in thousands of reais unless otherwise stated

19 Pension Plans

The Company and its subsidiary Acesita Energética Ltda. sponsor two pension funds for employees, Acesita Previdência Privada - Aceprev and Acesita Pension Plan (former CCF Pension Plan), the principal objective being to complement benefits provided by government social security. At December 31, 2005, ACEPREV and the Acesita Pension Plan had, respectively, 3,324 and 191 active participants (2004 – 3,310 and 199) and 540 and 379 retired employees, pensioners and employees that withdrew (204 - 514 and 385).

ACEPREV is a defined contribution plan with assured benefit and capitalization regime for calculating and accumulating the funds necessary for the plans. The plan benefits are funded as follows:

(a) Participant contribution: employees contribute with percentages on the applicable salary, at their option, without maximum limit, considering the minimum of 5% depending on their salary scales. A participant can also opt for the voluntary contribution, which can be made on the anniversary date of the plan (December 1) in order to increase the balance to be used upon retirement. For this type of contribution there is no sponsor participation.

(b) Sponsor contribution: the Company contributes with 100% of the participant contribution, up to the limit of 5% of the applicable salary. The sponsor also makes extraordinary contributions to cover the minimum benefit to assure the benefits of disability, sickness allowance, surviving spouse pension and retirement, as well as coverage for administrative expenses.

The Acesita Pension Plan is a defined contribution plan with life revenue payment and capitalization for calculating and accumulating funds necessary for the plans. The plan benefits are funded as follows:

(a) Participant contribution: annually, participants define the individual participation (between 0.5% and 5%) for the next year in accordance with the specific table based on age and employment relationship with the sponsor.

(b) Sponsor contribution: limited to 4% of the payroll of employees subscribing to the benefit plan, on an annual basis, and defined based on the rate (between 0.30% and 6%) calculated on participants' individual contributions. The sponsor can opt to contribute, on a temporary or permanent basis, with additional amounts in accordance with its economical or financial possibilities. Also, to fund the general plan installment the sponsor contributes currently at 1.35% of the total payroll.

All amounts in thousands of reais unless otherwise stated

At December 31, 2005, an independent actuary made an analysis of the actuarial assets and liabilities of the pension funds sponsored by the Company, in order to analyze the effects on the financial statements.

The reconciliation between these actuarial assets and liabilities is as follows:

	ACEPREV	PSA (*)
Present value of actuarial liabilities – covered	(283,789)	(20,537)
Fair value of plan assets	371,205	29,015
Net plan assets (partially recorded by the sponsor)	87,416	8,478

The estimated amounts to be recognized in the result for 2006 are as follows:

	ACEPREV	PSA (*)
Cost of current service, net	1,389	106
Interest on actuarial liabilities	7,830	2,230
Expected earnings on plan assets	(9,331)	(3,194)
Adjustments to assets recognition	-	978
Gross expenses (revenue)	(112)	120
Expected contributions from participants	(78)	(61)
Expected contributions from the sponsor	5,138	-
Net expenses to be reserved	4,948	59
Expected administrative expenses for the next year	1,777	6
Total	6,725	65

(*) Acesita Pension Plan, managed by HSBC Pension Plan.

All amounts in thousands of reais unless otherwise stated

At December 31, 2005 and 2004, the main actuarial assumptions for both ACEPREV and the Acesita Pension Plan were:

Economic assumptions	
Discount nominal rate for actuarial liabilities	11% p.a. (2004 – 11.30% p.a.)
Nominal rate of expected earnings on plan assets	11% p.a. (2004 – 11.30% p.a.)
Salary increase	Inflation + 1% p.a.
Benefit adjustment rate	Inflation
Inflation rate	5% p.a.
Decrease tables	
General mortality	UP-94
Disability	Mercer Disability increased five times
Disabled persons mortality	IAPB-57
Turnover	15% / (service period + 1) for ACEPREV and 25% / (service period + 1) for PSA
Other assumptions	
Percentage of married persons	90% of participants
Difference between men and women ages	Women four years younger than men
Probable retirement age[1]	50% at the age of anticipated retirement and 100% at the age of normal retirement

[1] The Acesita Pension Plan does not provide for anticipated retirement, however the probable age considered is the service period required for retirement.

In 2003, the Board of Directors of Aceprev decided to exonerate the sponsor from the payment of future contributions amounting to R$ 18,204 (R$ 17,358, net of taxes). This amount is equivalent to the part that relates to the sponsor exclusively on the reversal of the provision for income tax shown in the financial statements of Aceprev, as the entity adhered to the amnesty conceded by the Federal Government in 2001.

Consequently, in compliance with the decision of the Board of Directors, Aceprev consigned the referred amount to a specific fund, segregated from the other funds that are an integral part of its financial statements, that will be used exclusively to settle future contributions of the sponsor, now exonerated.

In this way, the referred amount effectively became a credit of the sponsor with Aceprev, and was fully recognized by the Company in the results for the year ended December 31, 2003, net of taxes. The remaining balance of this asset at December 31, 2005 is R$ 13,237 (2004 - R$ 16,488).

The remaining balances of the net assets of Aceprev and the Acesita Pension Plan, as at December 31, 2005 and 2004, were not recognized by the sponsor, because of the necessity of studies by the actuary and the consent of the entity's Deliberative Council in order to decide on the reimbursement of, or reduction in, future contributions by the sponsor.

All amounts in thousands of reais unless otherwise stated

The charges recorded in the results for the year totaled R$ 7,631 (2004 - R$ 6,082) in consolidated and R$ 7,078 (2004 - R$ 5,791) in the parent company, relating to contributions to the entities mentioned above.

20 Financial Instruments

The Company and its subsidiaries have financial instruments which are inherent to their operations, represented by cash and cash equivalents, accounts receivable, investments, financing, swap instruments and debentures. The Company maintains policies and operational strategies, seeking liquidity, remuneration and safety, as well as procedures to monitor balances, and has operated with banks that meet the requirements of financial solidity and reliability, in accordance with defined management criteria. The control policy consists of the constant monitoring of contracted rates versus current market rates.

Also, in order to reduce exchange variation effects, the Company contracts swap instruments (principally US$ for CDI - interbank deposit rate), as well as having receivables in U.S. dollars arising from exports, which reduce its exchange exposure. The notional amount of these swap instruments at December 31, 2005 amounted to R$ 3,392 (2004 - US$ 1,449) (2004 - R$ 40,784- US$ 15,365), with maturities as follows:

	Consolidated and parent company (base value)	
Year	**2005**	**2004**
2005	-	37,088
2006	3,392	3,696
	3,392	40,784

At December 31, 2005, the margin balance related to these instruments, representing a liability of R$ 3,034 (2004 – liability of R$ 12,561), was classified together with the balance of financing (Foreign currency – working capital and other) in liabilities.

As from 2003, the Company opted to reduce the volume of swap transactions, not renewing the contracts that expired during the year. This strategy is due to the increase in sales in foreign markets, as these receivables are a natural hedge, and the option for contracting financing in foreign currency linked to exports.

All amounts in thousands of reais unless otherwise stated

As mentioned in Note 13, the Company also has interest rate swaps linked to the financing of structured export prepayments, settled financially monthly on the last day of each month.

At December 31, 2005, the net exposure of the Company and its subsidiaries to the risk of exchange rate fluctuations was as follows:

	Book value	
	Consolidated	Parent company
Cash and cash equivalents	63,805	-
Accounts receivable and other assets	303,601	416,232
Suppliers and other accounts payable	(261,491)	(288,333)
Financing, net of swap margins	(682,313)	(681,537)
Swap operations	3,392	3,392
Net exposure in 2005	(573,006)	(550,246)
Net exposure in 2004	(765,805)	(735,506)

At December 31, 2005, the short- and long-term financial instruments whose book values differ significantly from market values, are as follows:

	Consolidated		Parent company	
	Book value	Market value	Book value	Market value
Assets				
Investments in other companies and other investments	5,999	46,566	5,951	46,518
Liabilities				
Financing	813,137	850,325	805,087	841,907

The investments in other companies and other investments are substantially the investment in Aços Villares S.A. (Note 9 (g)) recorded by the Company for R$ 3,000 at December 31, 2005. The market value of these shares at December 31, 2005 is R$ 43,567.

The market value of investments in closely-held companies was not estimated because an active market for their shares does not exist.

Management considers that a provision to reduce the book value of swaps to market value is not necessary as these instruments are expected to be held to maturity.

The market value of loans, financing, swaps and debentures was determined by using current interest rates available in the market for operations with similar conditions and maturities.

Market values are calculated at a specific time, based on available information and own evaluation methodologies. The estimates do not necessarily indicate the amounts that could be realized in the market at the rates/quotations adopted. The use of different market sources of information and/or evaluation methodologies could have a significant affect on the estimated market values.

Also, the Company is subject to credit risk in connection with its cash and cash equivalents, financial investments and derivatives. This risk is minimized by centralizing financial operations in financial institutions with a good rating. Additionally, the Company has financial investments in a bank intervened by the Central Bank of Brazil in November 2004, and set up a provision for losses covering the full amount equivalent to R$ 8,631. It does not have guarantee contracts for financial instruments. Credit risks arising from sales in installments are minimized by constant monitoring and a strict policy for granting credit. In general, guarantees are not required for sales in installments. The Company has an allowance for receivables considered by management to be difficult to realize.

The Company is also exposed to the risk arising from price variations of its main raw material, nickel, the price of which fluctuates in the international market. To minimize this risk, it implemented the Extra Alloy concept for customers located in Brazil, part of Europe, the United States and Canada. That is, a portion of the sales price is adjusted by the average nickel quotation in the international market in the penultimate month prior to the commercial contact (order placement). In this way, price changes, whether down or up, are adjusted periodically. For markets where this concept has not yet been implemented, the Company negotiates the sales prices of its products by lot (spot sales), based on the price of nickel purchased at a volume compatible with the sales lots projected for these markets. Accordingly, as from January 2004, the Company started to realize hedge operations to ensure the purchase price of nickel when fixing the sales price of stainless steel. For exports, there is an exposure between the date the purchase price of nickel is defined and the date the price of stainless steel is defined. To minimize this effect, the Company can lock the nickel price at the purchase date until the date the sale price of stainless steel is defined through derivative instruments on the London Metal Exchange (LME). This mechanism, particularly advantageous when the nickel price drops, will reduce the impact of sudden variations in the price of this raw material.

All amounts in thousands of reais unless otherwise stated

The outstanding nickel hedge contracts at December 31, 2005 are as follows:

Contract date	Maturity date	Quantity (in tons)	Premium contracted by ton (in US$)	Income (expense) recorded in the result of the Company
10/03/2005	01/09/2006	1,098.0	(60.00)	(2,792)
11/01/2005	01/09/2006	200.0	20.00	(606)
11/01/2005	02/07/2006	1,000.0	30.00	(2,889)
11/07/2005	03/07/2006	680.0	(20.00)	(1,793)
12/05/2005	03/07/2006	400.0	35.00	158
(=) Pro rata expense arising from outstanding contracts				(7,922)
(+) Income arising from contracts concluded in the year ended December 31, 2005				3,106
(=) Expense recorded for the year ended December 31, 2005				(4,816)

At December 31, 2005, there is a balance payable (liability) of R$ 7,922, net of amortizations already effected (2004 – asset of R$ 1,663).

21 Insurance Coverage

The Company has insurance coverage for its principal assets at amounts considered sufficient to cover eventual losses. At December 31, 2005 and 2004, total amounts to cover potential claims are as follows:

Insurance	Covered risk	2005	2004
Operating risks	Material damages	819,245	929,040
Civil liability	Material and moral damages	65,540	74,323
Transport of materials	Material damages	81,925	81,532
Vehicles	Material and moral damages	700	700
Personal accident	Personal damages	943	900
Export credit	Financial damages	19,100	-
Engineering risk	Material damages	8,296	-
Other	Material and moral damages	1,430	-
		997,179	1,086,495

All amounts in thousands of reais unless otherwise stated

22 Profit before Interest, Taxes, Depreciation and Amortization - EBITDA (Operating Cash Generation – EBITDA)

Reconciliation of EBITDA with the information presented in the Company's financial statements.

	Consolidated		Parent company	
	2005	**2004**	**2005**	**2004**
Operating profit	715,524	923,719	698,738	919,820
Financial result	(24,333)	115,205	(33,020)	112,257
Equity in the results of subsidiaries and other investments	(11,709)	(84,202)	(5,595)	(123,880)
Depreciation, amortization and depletion	146,899	143,513	129,836	133,757
EBITDA	826,381	1,098,235	789,959	1,041,954

23 Supplementary Accounting Statements

(a) Statement of cash flows

Aims at providing relevant information on cash inflows and outflows during the years, presenting the cash flows arising from or applied in operating, investment and financing activities.

All amounts in thousands of reais unless otherwise stated

	Consolidated		Parent company	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income for the year	590,948	679,374	588,861	680,196
Adjustments to reconcile result to cash generated by operating activities				
Depreciation, amortization and depletion	146,899	143,513	129,836	133,757
Results from sale of permanent assets	15,821	94,214	9,184	94,802
Equity in the results of subsidiaries	-	(82,212)	6,114	(121,890)
Reversal of provisions	(44,090)	(20,388)	(56,330)	(17,834)
Net financial expenses, including monetary and exchange variations and interest	(55,885)	(8,645)	(49,487)	(5,988)
	653,693	805,856	628,178	763,043
(Increase) decrease in assets				
Accounts receivable	125,930	(240,164)	150,374	(283,868)
Inventories	14,509	(158,991)	4,159	(135,541)
Net change in receivables from related companies	-	-	26,665	68,317
Receipt of dividends and interest on capital	-	14,021	-	14,021
Taxes and contributions (short and long-term)	(11,749)	31,817	5,436	34,913
Notes receivable	12,041	81,182	13,211	(8,401)
Other	(13,338)	6,877	(13,700)	2,650
	127,393	(265,258)	186,145	(307,909)
Increase (decrease) in liabilities				
Suppliers	126,175	6,303	132,334	(1,673)
Salaries and social charges	9,798	16,396	9,341	15,284
Taxes and contributions	(24,100)	(3,563)	(21,107)	(20)
Payment of interest on capital and dividends	(259,398)	-	(259,398)	-
Other	(26,319)	20,877	(21,198)	7,503
	(173,844)	40,013	(160,028)	21,094
Net cash flows generated by operating activities	607,242	580,611	654,295	476,228
CASH FLOWS FROM INVESTMENT ACTIVITIES:				
Purchase of property, plant and equipment	(131,255)	(91,527)	(88,474)	(69,351)
Advance for future capital increase in investees	-	(72)	(16,937)	-
Receipts on sale of investments and property, plant and equipment	1,098	167,261	1,098	166,082
Net cash flows generated (used) in investment activities	(130,157)	75,662	(104,313)	96,731

All amounts in thousands of reais unless otherwise stated

	Consolidated		Parent company	
	2005	**2004**	**2005**	**2004**
CASH FLOWS FROM FINANCING ACTIVITIES				
Financing – foreign currency				
Fundings	24,414	1,021,123	24,414	1,021,123
Amortizations	(486,806)	(1,633,763)	(486,047)	(1,633,763)
Loan and financing – local currency				
Fundings	46,232	224,063	40,581	222,960
Amortizations	(154,707)	(259,939)	(154,304)	(258,836)
Net cash flows used in financing activities	(570,867)	(648,516)	(575,356)	(648,516)
NET CASH FLOWS GENERATED (USED) IN THE YEAR	(93,782)	7,757	(25,374)	(75,557)
Increase (decrease) in cash and cash equivalents				
At the beginning of the year	477,847	470,090	334,563	410,120
At the end of the year	384,065	477,847	309,189	334,563
Change in cash and cash equivalents	(93,782)	7,757	(25,374)	(75,557)

All amounts in thousands of reais unless otherwise stated

(b) Statement of added value

Aims at showing to whom the Company allocates its income from operations: employees, Government, third parties and stockholders. All information presented is extracted from the accounting records, and there is only a reclassification of certain information presented in the traditional statement of income, which are considered as a distribution of added value generated.

	CONSOLIDATED		PARENT COMPANY	
	2005	2004	2005	2004
Revenue	**3,906,141**	**3,772,024**	**3,799,703**	**3,734,251**
Sales of products and services	3,901,779	3,844,171	3,780,602	3,805,807
Reversal (set-up) of allowance for doubtful accounts	285	(1,631)	525	(129)
Non-operating	4,077	(70,516)	18,576	(71,427)
Inputs purchased	**(2,577,096)**	**(2,299,284)**	**(2,547,180)**	**(2,340,546)**
Raw materials consumed	(1,756,342)	(1,685,285)	(1,752,186)	(1,738,474)
Materials, energy, third-party services and other	(820,754)	(613,999)	(794,994)	(602,072)
Gross added value	**1,329,045**	**1,472,740**	**1,252,523**	**1,393,705**
Retentions				
Depreciation, amortization and depletion	(146,899)	(143,513)	(129,836)	(133,757)
Net added value produced by the Company	**1,182,146**	**1,329,227**	**1,122,687**	**1,259,948**
Added value received on transfers	**384,954**	**299,789**	**369,948**	**307,524**
Equity in the results of subsidiaries	11,709	84,202	5,595	123,880
Financial income and monetary variations and exchange gains	373,245	215,587	364,353	183,644
TOTAL ADDED VALUE FOR DISTRIBUTION	**1,567,100**	**1,629,016**	**1,492,635**	**1,567,472**

All amounts in thousands of reais unless otherwise stated

	CONSOLIDATED				PARENT COMPANY			
	2004	%	2003	%	2004	%	2003	%
DISTRIBUTION OF ADDED VALUE:								
EMPLOYEES								
Salaries and charges	219,867	14.01%	169,520	10.41%	207,281	13.89%	157,351	10.05%
Board of Directors' fees	6,047	0.39%	6,132	0.38%	4,044	0.27%	4,873	0.31%
Profit sharing	10,550	0.67%	15,542	0.95%	10,543	0.71%	14,787	0.94%
	236,464	**15.07%**	**191,194**	**11.74%**	**221,868**	**14.87%**	**177,011**	**11.30%**
TAXES								
Federal	356,131	22.73%	388,844	23.87%	326,036	21.84%	386,881	24.68%
State	41,823	2.67%	47,570	2.92%	28,639	1.92%	34,488	2.20%
Municipal	9,982	0.64%	8,860	0.54%	9,886	0.66%	8,420	0.54%
Less: tax incentives	(4,012)	(0.26%)	(4,563)	(0.28%)	(4,012)	(0.27%)	(4,439)	(0.28%)
	403,924	**25.78%**	**440,711**	**27.05%**	**360,549**	**24.15%**	**425,350**	**27.14%**
INTEREST AND MONETARY VARIATIONS AND EXCHANGE LOSSES	**330,293**	**21.09%**	**311,068**	**19.10%**	**315,939**	**21.17%**	**279,557**	**17.83%**
RENTALS	**5.471**	**0.35%**	**6,662**	**0.41%**	**5.418**	**0.36%**	**5,358**	**0.34%**
APROPRIATION OF NET INCOME								
Proposed interest on capital	109,551	6.99%	59,283	3.64%	109,551	7.34%	59,283	3.78%
Proposed dividends	66,788	4.26%	130,561	8.01%	66,788	4.47%	130,561	8.33%
Retained earnings	414,609	26.46%	489,537	30.05%	412,522	27.64%	490,352	31.28%
	590,948	**37.71%**	**679,381**	**41.70%**	**588,861**	**39.45%**	**680,196**	**43.39%**
	1,567,100	**100%**	**1,629,016**	**100%**	**1,492,635**	**100%**	**1,567,472**	**100%**

All amounts in thousands of reais unless otherwise stated

24 Subsequent Events

(a) Increase in Arcelor Group holding and Public Offer to purchase shares

On January 5, 2006, the Arcelor Group, through its subsidiary Arcelor Spain Holding S.L., acquired the common shares in the Company held by Fundação Sistel de Seguridade Social.

Considering also the purchase of the common shares held by Caixa de Previdência dos Funcionários do Banco do Brasil S.A. – Previ and by Fundação Petrobras de Seguridade Social – Petros (Note 1), Arcelor now holds 75.75% of the common shares, 39.98% of total capital and 96.87% of the shares indicated in the agreement of the stockholders of Acesita S.A., therefore becoming the sole controlling stockholder of Acesita S.A..

Arcelor submitted a request to the CVM for registration of public offers, one of them being mandatory, in order to sell the control involving all common shares in circulation, and the other voluntary, relating to one third of the preferred shares available in the market, for a price of R$ 36.02 per share, equivalent to 80% of the average price paid to Previ, Petros and Sistel.

(b) Dividends

On March 13, 2006, the Executive Board of Acesita S.A. rectified the initial proposal to be submitted to the Stockholders' General Meeting for the payment of dividends for 2005, which now amount to R$ 64,577 complementary to the dividends and interest on capital of R$ 111,762 already appropriated in the financial statements amounting to R$ 176,339 (Note 17).

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